Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

EXCEEDING OF 2015 ANNUAL CAP FOR

A CONTINUING CONNECTED TRANSACTION

Reference is made to the announcement of the Company dated 19 December 2014 in relation to the Insurance Sales Framework Agreement entered into between the Company and P&C Company. Pursuant to the Insurance Sales Framework Agreement, P&C Company shall entrust the Company to act as an agent to sell selected insurance products within the authorized regions, and shall pay the Company an agency service fee.

During the preparation for the financial statements of the Company for the year ended 31 December 2015, it came to the attention of the Company that the agency service fee paid by P&C Company to the Company in 2015 under the Insurance Sales Framework Agreement amounted to approximately RMB1,464 million, which has slightly exceeded the annual cap of RMB1,386 million for the year of 2015 previously set by the Company. The Directors have approved and ratified the amount of agency service fee actually paid by P&C Company to the Company in 2015 under the Insurance Sales Framework Agreement.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued capital of the Company, and is a connected person of the Company. P&C Company, held as to 60% and 40% by CLIC and the Company respectively, is an associate of CLIC, and is therefore a connected person of the Company. As such, the transaction under the Insurance Sales Framework Agreement constitutes a continuing connected transaction of the Company under Chapter 14A of the Listing Rules.

Given that one or more of the applicable percentage ratios in respect of the agency service fee actually paid by P&C Company to the Company in 2015 under the Insurance Sales Framework Agreement are more than 0.1% but less than 5%, such transaction is subject to the reporting, announcement and annual review requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

BACKGROUND

Reference is made to the announcement of the Company dated 19 December 2014 in relation to the Insurance Sales Framework Agreement entered into between the Company and P&C Company. Pursuant to the Insurance Sales Framework Agreement, P&C Company shall entrust the Company to act as an agent to sell selected insurance products (including but not limited to statutory and mandatory insurance, automobile insurance, enterprise property insurance, family property insurance, engineering insurance, liability insurance, cargo transportation insurance, special risk insurance and comprehensive insurance, etc.) within the authorized regions, and shall pay the Company an agency service fee. The Insurance Sales Framework Agreement is for a term of two years effective from 8 March 2015, and will be automatically extended for another year after its expiry unless terminated by either party by giving the other party a written notice within 30 days prior to its expiry. For further details of the Insurance Sales Framework Agreement, please refer to the announcement of the Company dated 19 December 2014.

During the preparation for the financial statements of the Company for the year ended 31 December 2015, it came to the attention of the Company that the agency service fee paid by P&C Company to the Company in 2015 under the Insurance Sales Framework Agreement amounted to approximately RMB1,464 million, which has slightly exceeded the annual cap of RMB1,386 million for the year of 2015 previously set by the Company.

REASONS FOR THE TRANSACTION AMOUNT EXCEEDING THE 2015 ANNUAL CAP

In 2015, competition in the business automobile insurance market became increasingly intense. In particular, with the launch of a pilot policy reform for business automobile insurance by the CIRC in June 2015, the terms and rates of business automobile insurance have been adjusted in a way that are more favourable to the customers, which further intensified the market competition. Faced with the market competition, property insurance companies have made greater efforts on sales since the fourth quarter of 2015, and the service fee paid to sales agents increased accordingly. P&C Company also increased its investment in sales in the fourth quarter of 2015 by raising the agency service fee paid to its sales agents (including the Company), as a result of which, the agency sale business between the Company and P&C Company in the fourth quarter of 2015 developed rapidly with a significant increase in premiums earned from the agency sale business (the premium income in the fourth quarter of 2015 increased by approximately 28% as compared to that in the fourth quarter of 2014, whereas the premium income in December 2015 even increased by approximately 34.8% as compared to that in December 2014). Given the rapid surge of both the agency service fee and the premiums earned from the agency sale business in the fourth quarter of 2015, as well as the delayed payment nature of the agency service fee, the Company failed to identify on a timely basis that the amount of agency service fee paid by P&C Company to the Company in 2015 had exceeded the annual cap for the year of 2015 previously set by the Company.

MEASURES ADOPTED BY THE COMPANY FOR FUTURE COMPLIANCE

In order to avoid any occurrence of similar events in the future, the Company will closely monitor and regularly review continuing connected transactions, and take prompt actions to make necessary disclosure as required under the Listing Rules. Further, the Company will strengthen its assessment and analysis of market policies, enhance training for personnel of business departments, and improve the reporting system and data collection procedures of the Company and its branches, so as to comply with the requirements under the Listing Rules.

The Board may consider revising the annual caps for the continuing connected transaction for the two years ending 31 December 2017 under the Insurance Sales Framework Agreement. The Company will strictly comply with the requirements under the Listing Rules should there be any necessary adjustment.

REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTION

The transaction under the Insurance Sales Framework Agreement can actively expand the Company’s insurance service scope, meet customers’ comprehensive insurance needs, stabilize life insurance sales forces and effectively raise China Life’s brand value. The Directors, including the independent non- executive Directors, are of the view that the continuing connected transaction under the Insurance Sales Framework Agreement has been conducted on normal commercial terms, was entered into in the ordinary and usual course of business of the Company, is fair and reasonable and in the interests of the Company and its shareholders as a whole.

The Directors have approved and ratified the amount of agency service fee actually paid by P&C Company to the Company in 2015 under the Insurance Sales Framework Agreement. Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Miao Jianmin, Mr. Zhang Xiangxian, Mr. Wang Sidong and Mr. Liu Jiade hold positions in CLIC and/or P&C Company and have abstained from voting on the Board resolution passed to approve and ratify the amount of agency service fee actually paid by P&C Company to the Company in 2015.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued capital of the Company, and is a connected person of the Company. P&C Company, held as to 60% and 40% by CLIC and the Company respectively, is an associate of CLIC, and is therefore a connected person of the Company. As such, the transaction under the Insurance Sales Framework Agreement constitutes a continuing connected transaction of the Company under Chapter 14A of the Listing Rules.

Given that one or more of the applicable percentage ratios in respect of the agency service fee actually paid by P&C Company to the Company in 2015 under the Insurance Sales Framework Agreement are more than 0.1% but less than 5%, such transaction is subject to the reporting, announcement and annual review requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers individual and group life insurance, annuities, accident and health insurance products and services.

P&C Company is principally engaged in insurance business and its scope of business includes: property and casualty insurance, liability insurance, credit and guarantee insurance, short-term health insurance and accidental injury insurance, re-insurance in connection with the above insurance businesses, insurance fund application business permitted under the PRC laws and regulations and other businesses approved by the CIRC.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“associate”	has the meaning given to it under the Listing Rules

“Board”	the board of Directors of the Company

“CIRC”	China Insurance Regulatory Commission

“CLIC”	(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Insurance Sales Framework Agreement”	the insurance sales framework agreement entered into between the Company and P&C Company on 8 March 2015

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“P&C Company”	(China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC and a subsidiary of CLIC

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 23 March 2016

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong, Liu Jiade
Independent Non-executive Directors:	Anthony Francis Neoh, Chang Tso Tung Stephen,
Robinson Drake Pike, Tang Xin